Explanation of the report that the Company actively focuses on mobile internet

Date of events: 2013/01/22

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report:2013/01/22

3. Content of the report: The Company actively focuses on mobile internet; its capital expenditure hits record high of NT$8.9 billion this year;

mobile revenue will be up to NT$79 billion.

4. Summary of the information provided by investors: None

5. Company's explanation of the reportage or provided information: The Company has not completed its forecast for 2013 yet. The relevant information will be announced after all internal process completed.

6. Countermeasures: None

7. Any other matters that need to be specified: None